SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S/A
(Publicly-held Company)
CNPJ/MF 02.558.132/0001-69 NIRE 533 0000580 0

MINUTES OF THE REGULAR AND SPECIAL MEETINGS OF SHAREHOLDERS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. , HELD ON MARCH 31, 2005.

1. DATE, TIME AND PLACE: Meetings instated and cumulatively held, upon first calling, on March 31, 2005, at 02:00 p.m., at the Company's head-office, at Setor Comercial Sul, Quadra 2, Bloco C, nº 226, Edifício Telebrasília Celular, 7o andar, Brasília-DF.

2. CALL NOTICE: The meeting was called through first call notice published in the Federal District Official Gazette, (pages 28, 167 and 59, respectively), issues of February 23, 25 and 28, 2005; in "Gazeta Mercantil" newspaper (pages A-7, A-11 and A-7, respectively), and in "Jornal de Brasília" newspaper (pages 7, 7 and 7, respectively), issues of February 23, 24 and 25, 2005.

3. AGENDA:

Of the Regular Meeting of Shareholders

(1)  To receive the Management's Report, examine, discuss and vote the financial statements of the company, relating to fiscal year ended on 12.31.2004;

(2)  To resolve on the allocation of the profit for the year and distribution of dividends;

(3)  To approve the proposal for capitalization of excess of profit reserves in relation to the capital stock, against the Profit Reserve for Expansion account, whereby the capital stock is increased by R$ 164,878,356.93, from R$ 792,965,581.63 to R$ 957,843,938.56, without issuance of new shares, with the consequent amendment to article 5 of the Articles of Incorporation;

(4)  To approve the capital budget of the company for fiscal year 2005;

(5)  To elect the members of the Audit Committee of the Company; and

(6)  To set the overall annual compensation of the directors/officers and the individual compensation of the members of the Audit Committee.

Of the Special Meeting of Shareholders : to make resolutions on the following proposals of the Board of Directors:

(1)  The terms and conditions for the cancellation of the 5,783,435,550 common shares, without reduction in the capital stock, as well as to re-place on the market 1,527,046 common shares and 2,087,452 preferred shares, which remained from the corporate restructuring approved at the AGE (Special Meeting of Shareholders) of TCO and its operators held on 06.30.2004;

(2)  To group the 386,664,974,968 registered/book-entry type shares, with no face value, being 129,458,666,783 common shares and 257,206,308,185 preferred shares, of the Capital Stock, in the proportion of three thousand (3,000) shares for one (1) share of the respective type, converting them into 128,888,325 registered/book-entry type shares, with no face value, being 43,152,889 common shares and 85,735,436 preferred shares, in accordance with the provisions in Article 12 of Law no. 6404/76, with consequent amendment to article 5 of the Articles of Incorporation;

(3)  in consequence of the proposal for grouping of shares, to amend current article 6 of the Articles of Incorporation, as for the limit of the authorized capital, which limit is reduced from up to seven hundred billion (5,000,000,000) shares to two hundred and thirty-three million, three hundred and thirty-three thousand, three hundred and thirty three (233,333,333) shares;

(4)  To include in the Company's object the possibility of: marketing (including, however being not limited to, selling, purchasing, granting as free lease, leasing, donating) properties and/or goods required or useful for the exploitation of telecommunication services, as well as objects related to the Trademark and/or logotypes used by the Company (including, however being not limited to, key holders, icons, bones, beach umbrellas, pins); and developing, registering and marketing computer applications (Softwares), as well as the consequent amendment to article 2 of the Articles of Incorporation;

(5)  To review and/or generally amend the wording and to renumber several articles of the Articles of Incorporation, without changing any right and/or advantage granted to the holders of preferred shares, in the current version of said document, in accordance with the proposal filed with the Company's head-office; and

(6)  To restate the Company's Articles of Incorporation.

4. ATTENDEES: The meeting was attended by shareholders representing more than two thirds (2/3) of the voting capital, as recorded and signed in the Shareholders Attendance Book, as well as by Mr. José Carlos de la Rosa Guardiola – Company Vice-President for Compliance and Corporate Relations, Mrs. Cláudia de Lima Santos, representing Deloitte Touche Tohmatsu Auditores Independentes, Mr. André Cavalcanti Banks da Rocha, representing the Audit Committee, and Mr. Henry Stanley de Oliveira, the Company's Accountant.

5. PRESIDING BOARD : Evandro Luís Pippi Kruel – Chairman of the Meeting and Simone Wilches Braga – Secretary of the Meeting.

6. RESOLUTIONS :

6.1 Upon starting with the businesses of the meeting, the Chairman made it clear that the minutes of the meeting would be drawn-up as a summary of the facts occurred therein, containing solely a transcript of the resolutions made, as permitted in article 130, § 1 of the Brazilian Corporate Law, and informed that documents or proposals, vote or dissenting statements regarding the matters to be resolved should be submitted in writing to the Presiding Board which, for such purpose, would be represented by the Secretary of the Meeting. Thus, in relation to item " 1" of the agenda, the Chairman informed that the pertinent documents relating to the management's report were available to the shareholders. Such documents include: the Annual Report, the Financial Statements, together with the Independent Auditors' Opinion, and the Audit Committee Opinion, all of them referring to the fiscal year ended on 12.31.2004. Following, the Chairman proposed and the attendees accepted to waive the reading of the referred documents, since they were known to all of them present to the meeting, which documents, in compliance with the due legal provisions, were published in the Federal District Official Gazette (pages 80 to 95), issue of February 21, 2005, in "Jornal de Brasília" newspaper (pages 19 to 23), and in "Gazeta Mercantil" newspaper (pages C-08 to C-12), issues of February 18, 2005. Upon being submitted to discussion and, following, to voting, with those legally prohibited having refrained themselves from voting, the matter contained in item 1 of the agenda was approved by unanimous vote of the shareholders present to the meeting, whereby the Annual Report, the Financial Statements, together with the Independent Auditors' Opinion and the Audit Committee Opinion for fiscal year ended on 12.31.2004 were fully and expressly approved, without any reserve or restriction whatsoever.

6.2 . As for item " 2" of the agenda, which deals with the allocation of the profit for the year and distribution of dividends, after the documents were made available and read to the shareholders, the Chairman submitted the matter to discussion and voting, whereby the Proposal for Allocation of the Profit for the Year and Distribution of Dividends for Year 2004 was fully approved, by unanimous vote of the shareholders present to the meeting, with abstention from voting of shareholders Capital International Emerging Markets Fund , and Emerging Markets Trust , whereby it has been expressly resolved that the allocation of the Net Profit for the Year, in the amount of five hundred and eighty million, six hundred and forty-eight thousand, three hundred and ninety-five reais and eighty-six cents (R$508,648,395.86), posted to the Retained Earnings account, shall be as follows :

Net Profit for the Year	508,648,395.86
Allocation to Legal Reserve	(25,432,419.79)
Adjusted Net Profi	483,215,976.07
Dividends – Interest on Own Capital (gross)	(133,103,994.02)
Lapsed Dividends/JSCP	1,744,293.37
Remaining Balance of Net Profit	351,856,275.42

1- LEGAL RESERVE: In conformity with article 193 of Law no. 6404/76, five per cent (5%) of the Net Profit are required to be allocated to the Legal Reserve in the amount of twenty-five million, four hundred and thirty-two thousand, four hundred and nineteen reais and seventy-nine cents (R$ 25,432,419.79). 2 – DIVIDENDS AND INTEREST ON OWN CAPITAL: In compliance with the provisions in article 10, combined to articles 34 and 35 and their paragraphs of the Articles of Incorporation of the Company, in article 202, items I, II, III of Law no. 6404/76 and in Law no. 8920/94, and in compliance with orders issued by the Brazilian Securities and Exchange Commission – CVM, the Company's Management has proposed the payment of dividends in the amount of one hundred and twenty million, eight hundred and three thousand, nine hundred and ninety-four reais and two cents (R$ 120,803,994.02). Such dividends, declared in the closing balance sheet of 2004 to holders of Preferred and Common Shares, comprise interests on own capital, as determined in article 9 of Law no. 9249/95, in the amount of eighty-two million reais (R$ 82,000,000.00), which, after deduction of income tax, resulted in sixty-nine million, seven hundred thousand reais (R$ 69,700,000.00), and supplementary dividends in the amount of fifty-one million, one hundred and three thousand, nine hundred and ninety-four reais and two cents (R$ 51,103,994.02), as shown below:

Interest on Own Capital	82,000,000.00
(-) Withheld Income Tax	(12,300,000.00)
Net Amount of Interests Ascribed to Dividends	69,700,000.00
Supplementary Dividends	51,103,994.02
Dividends/Net JSCP (Interest on Own Capital)	120,803,994.02

The distribution of JSCP is show below:
Interest on Own Capital	82,000,000.00
Common Shares	26,625,968.79
Preferred Shares	55,374,031.21
(-) Withheld Income Tax	(12,300,000.00)
Net Amount of Interests Ascribed to Dividends	69,700,000.00

Interest on Own Capital per thousand shares in R$	Net Amount
ON Shares	0.182998
PN Shares	0.182998

The distribution of Supplementary Dividends is shown below:
Supplementary Dividends	51,103,994.02
Common Shares	16,593,821.34
Preferred Shares	34,510,172.68

Supplementary Dividend per thousand shares in R$	Net Amount
ON Shares	0.134174
PN Shares	0.134174

The total distribution is shown below:
JSCP + Supplementary Dividends	133,103,994.02
Common Shares	43,219,790.14
Preferred Shares	89,884,203.88
(-) Withheld Income Tax on JSCP	(12,300,000.00)
Net Amount of JSCP + Dividends	120,803,994.02

JSCP + Supplementary Dividends per thousand shares R$	Net Amount
ON Shares	0.317172
PN Shares	0.317172

Tax-immune shareholders will receive full Interest on Own Capital, without income tax withholding. The payment of interests on own capital and of supplementary dividends shall be effected until December 22, 2005 . 3 – RETAINED EARNINGS: It has been further proposed that the remaining balance of the Adjusted Net Profit, under the terms of art. 196 of Law no. 6404/76 and of article 34, paragraph 2, of the Articles of Incorporation, in the amount of three hundred and fifty-one million, eight hundred and fifty-six thousand, two hundred and seventy-five reais and forty-two cents (R$ 351,856,275.42) be transferred to the Profit Reserve for Expansion, specifically for investment in CDMA overlay, in order to fight increased competition, for eventual advanced payment of the Company's financial liabilities, and for ensuring strategic and financial flexibility to the Company within the scope of the Brazilian telecommunication industry.

6.3 . As for item " 3" of the Agenda, which deals with the approval of the proposal for capitalization of the excess of profit reserves in relation to the capital stock, in the amount of one hundred and sixty-four million, eight hundred and seventy-eight thousand, three hundred and fifty-six reais and ninety-three cents (R$ 164,878,356.93), against the Profit Reserve of Expansion account, in compliance with the provisions in article 199 of Law no. 6404/76. As a result of the approval of the capitalization of excess profit reserves in relation to the capital stock, without issuance of shares , the capital stock of the Company shall be nine hundred and fifty-seven million, eight hundred and forty-three thousand, nine hundred and thirty-eight reais and fifty-six cents (R$ 957,843,938.56). The Chairman of the Meeting submitted the matter to discussion and voting, which was fully approved by unanimous vote of the shareholders present to the meeting, with abstention from voting of the shareholders Capital International Emerging Markets Fund and Emerging Markets Trust .

6.4 . As for item " 4" of the agenda, relating to the Capital Budget. The Chairman of the meeting submitted for voting and the shareholders present to the meeting approved by unanimous vote, with abstention from voting of shareholders Capital International Emerging Markets Fund and Emerging Markets Trust , the consolidated Capital Budget of the company and its controlled companies for fiscal year 2005, in the amount of three hundred and ninety million, four hundred and twenty-nine thousand reais (R$ 390,429,000.00), which budget contemplates the following: a) the remaining balance of the Net Adjusted Profit, under the terms of art. 202 of Law no. 6404/76, in the amount of three hundred and fifty-one million, eight hundred and fifty-six thousand, two hundred and seventy-five reais and forty-two cents (R$ 351,856,275.42) and b) own/third parties' funds, in the amount of thirty-eight million, five hundred and seventy-two thousand, seven hundred and twenty-four reais and fifty-eight cents (R$ 38,572,724.58 ).

6.5 . As for item " 5" (five) of the agenda, which deals with election of members to the Audit Committee, after the nominations were duly received by the Presiding Board and the votes counted, the following members were elected to the Audit Committee of the Company : a) By the holders of preferred shares, Fundo de Previdência dos Funcionários do Banco do Brasil – PREVI, totaling 1.72% of the PN (preferred) shares and supported by the shareholders represented by Mr. Antonio de Almeida e Silva, totaling 1.29% of the non-voting shares, at a separate voting, without the participation of the Controlling shareholder, as full member , Mr. João José Caiafa Torres, Brazilian, married, business manager, holder of identity card RG nº 467164, SSP/MG, enrolled with the CPF/MF under nº 010.570.496-20, residing at SQS 206, bloco A, apt. 404, Brasília-DF and as deputy member, Mr. Reinaldo Batista Ribeiro , Brazilian, married, lawyer, holder of identity card RG nº 1688804, IFP/RJ, enrolled with the CPF/MF under nº 047.571.737-68, residing and domiciled at Av. Professor Gastão Baihana 50, apt. 1103, Copacabana, Rio de Janeiro-RJ; b) In compliance with the legal and statutory provisions governing election, in separate, of the minority representatives to the Audit Committee, it has been found out in the Attendance Book that the percentile of minority shareholders present to the meeting did not reach the minimum 10% of the voting shares, as set forth in letter "a", paragraph 4, article 161 of Law no. 6404/76; c) By the general vote of holders of common shares, as full members , Evandro Luis Pippi Kruel , Brazilian, married, lawyer, holder of OAB/RS (Brazilian Bar Association/RS Chapter) Card no. 18.780, enrolled with the CPF/MF sob o nº 315.671.000-82, residing and domiciled at Rua João Lira nº 122, aptº 601, Leblon, Rio de Janeiro/RJ and Norair Ferreira do Carmo , Brazilian, married, accountant, holder of identity card nº 16220475 SSP/SP and of CPF (Individual Taxpayer Card) nº 054.307.008-51, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Martiniano de Carvalho nº 851, 17º andar, São Paulo-SP, and as deputy members , Fabiana Faé Vicente Rodrigues , Brazilian, single, lawyer, holder of Identity Card RG nº 21.321.225, SSP/SP, enrolled with the CPF/MF under nº 177.777.148- 05, residing and domiciled in the City of São Paulo-SP, with offices at Av. Brigadeiro Faria Lima, 2277, 15º andar, 1503, Jardim Paulistano, São Paulo-SP and Wolney Querino Schüler Carvalho, Brazilian, married, accountant, holder of identity card nº 1.980.386-4 SSP/PR, enrolled with the CPF under nº 348.333.669-91, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua do Livramento, 66, bloco A, 1º andar, São Paulo-SP. The term of office of all the Members of the Audit Committee elected herein shall end on the date of the 2006 Annual Meeting of Shareholders. The elected members declared that they were not charged of any crimes which might prevent them from exercising their duties .

6.6 . As for item " 6" of the Agenda, which deals with establishment of the compensation of the members of the Executive Committee, of the Board of Directors and of the Audit Committee, it has been unanimously approved, with abstention from voting of shareholder Teacher Retirement System of Texas , that the overall annual compensation of the directors/officers be determined as one million, eight hundred and eighty-nine thousand reais and twenty cents (R$ 1,889,000.20), it being incumbent upon the Board of Directors to proceed to the distribution thereof among its members and the members of the Executive Committee. It has been further unanimously approved, with abstention from voting of shareholder Teacher Retirement System of Texas , that the compensation of the members of the Audit Committee be determined as four thousand and three hundred reais (R$4,500.00) monthly, in compliance with the provisions in Law no. 6404/76 .

6.7 . In connection with the matters in the agenda of the Special Meeting of Shareholders, as for item " 1" , it has been unanimously approved by the shareholders present to the meeting, that the treasury stock be allocated as follows: (i) out of the total number of shares presently held as treasury stock by TCO, 1,527,046 Registered Common shares (ON's) and 2,087,452 Registered Preferred shares (PN's) be re-placed on the market as agreed to with the CVM (Brazilian Securities and Exchange Commission) at the time the total number of shares to be purchased in the Public Offering of Shares (OPA) of TCO was established, which agreement provided for a "free float" replacement of the shares resulting from dissenting votes in the TCO Restructuring process; (ii) the 5,783,435,550 common shares of the Company which will still remain as treasury shares after the re-placement of the shares shall be cancelled without reduction in the amount of the capital stock under the terms of letter "b", paragraph 1, of Art. 30 of the Joint-Stock Corporations Act, Law no. 6404/76, as amended. Further, considering that the immediate cancellation of all the 5,783,435,550 common shares held as treasury stock by TCO (which, after the grouping, if approved, will become 1,927,812 common shares) might endanger the limit of up to 2/3 of preferred shares required by the corporate law, it has been approved that such shares be partially cancelled, to the extent such cancellation does not adversely affect the proportion admitted by law between ON and PN shares; therefore, this AGE delegates incumbency upon the Board of Directors to make a resolution about the time and conditions for the remaining shares presently held as treasury stock to be cancelled.

6.8 . As for item " 2" of the agenda, the shareholders present to the meeting unanimously approved the proposal to group the 386,664,974,968 registered, book-entry type shares, with no face value, being 129,458,666,783 common shares and 257,206,308,185 preferred shares, of the Capital Stock, in the proportion of three thousand (3,000) shares for one (1) share of the respective type, whereby the Capital Stock of the company will be represented by 128,888,325 registered, book-entry type shares, with no face value, being 43,152,889 common shares and 85,735,436 preferred shares, in accordance with the provisions in Article 12 of Law no. 6404/76, the Executive Committee of the Company being authorized to implement all the acts necessary for this transaction to be carried out, in the following terms: (a) the shareholders of the Company will be granted a term from April 01, 2005 until May 03, 2005 for them, at their free and sole discretion, to adjust their stock positions, per types, in multiple lots of three thousand (3,000) shares, by trading through securities dealers authorized to operate by the BOVESPA; (b) as from May 04, 2005, the shares of the capital stock of the Company shall not be traded unless if they are grouped and for a price in Reais (R$) per share; (c) on May 20, 2005, all the fractional shares resulting from the Stock Grouping will be sold at an auction in the BOVESPA. The fractional shares shall be debited to the shareholders' positions, prior to the auction, and the sale proceeds shall be made available in the name of each holder of fractional shares on May 31, 2005, in the name of each holder of fractional shares; and (d) as from May 04, 2005, each ADR issued by the Company will represent one (1) preferred share thereof. In face of the grouping herein approved, article 5 of the Articles of Incorporation shall hereinafter read as follows: " Art. 5 – The subscribed and fully paid-up capital stock nine hundred and fifty-seven million, eight hundred and forty-three thousand, nine hundred and thirty-eight reais and fifty-six cents (R$ 957,843,938.56), divided into 128,888,325 registered, book-entry type shares, with no face value, of which 43,152,889 are common shares and 85,735,436 are preferred shares ."

6.9 . As for item " 3" of the agenda of the AGE, the shareholders present to the meeting unanimously approved the proposal to amend article 6 of the Articles of Incorporation, as for the limit of the authorized capital, which limit is reduced from up to seven hundred billion (5,000,000,000) shares to a limit of up to two hundred and thirty-four million (234,000,000) shares, which article shall hereinafter read as follows: " Art. 4 – The Company may increase its capital stock up to the limit of two hundred and thirty-four million (234,000,00) shares, whether common or preferred, regardless of amendment to the articles of incorporation, the Board of Directors being the competent body to make resolutions on the increase and consequent issuance of new shares within the referred limit ."

6.10 . As for item " 4" of the agenda, the shareholders present to the meeting unanimously approved the proposal to include in the Company's object the possibility of: marketing (including, however being not limited to, selling, purchasing, granting as free lease, leasing, donating) properties and/or goods required or useful for the exploitation of telecommunication services, as well as objects related to the Trademark and/or logotypes used by the Company (including, however being not limited to, key holders, icons, bones, beach umbrellas, pins); and developing, registering and marketing computer applications (Softwares), as well as the consequent amendment to article 2 of the Articles of Incorporation

6.11 . As for item " 5" of the agenda of the AGE, relating to the proposal for review and/or general amendment to the wording and renumbering of several articles of the Articles of Incorporation, the Chairman of the meeting explained that a copy with the new wording of the Articles of Incorporation was on the table and that the same had been made available to the shareholders, as disclosed in the Call Notice. The Chairman following proposed and the shareholders present to the meeting accepted to waive the reading of the referred proposal, since it was already known to all of them. Since there was no question left to be explained, the matter was examined and approved by unanimous vote of the shareholders present to the meeting, with abstention from voting of shareholders Capital International Emerging Markets Fund and Emerging Markets Fund .

6.12 . As for item " 6" of the agenda, the Chairman explained that the Restated Articles of Incorporation, duly executed by the presiding board of the meeting, will be filed at the company's head-office, as Doc. 1, and one copy thereof will be registered with the State Trade Registry. The proposal for Restatement of the Articles of Incorporation was made available to the shareholders, who waived the reading thereof. The Chairman of the Meeting submitted the matter to discussion and voting, which was fully approved by unanimous vote of the shareholders present to the meeting, without any restrictions whatsoever, with abstention from voting of shareholders Capital International Emerging Markets Fund and Emerging Markets Fund .

7. CLOSING AND SIGNATURES: After all the matters in the agenda were examined, the minutes of the meeting were read, approved and signed by the attendees, the shareholders being aware that it would be drawn-up in Summary form. It has been further recorded that, as permitted in § 2 of article 130 of Law no. 6404/76, they authorized the minutes to be published without showing the signatures of the shareholders. Brasília-DF, March 31, 2005. Signatures : Evandro Luís Pippi Kruel – Chairman of the Meeting; Simone Wilches Braga – Secretary of the Meeting; Telesp Celular Participações S/A – by Evandro Luís Pippi Kruel; Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI - by Vitor da Costa de Souza; Aegontransamerica Ser Fund Inc V K AC Int All; Ishares MSCI Brazil (Free) Index Fund; Commonfund Emerging Markets I C; The Master T B Of Japan Ltd RE MTBC400035147; Bell Atlantic Master Pension Trust; Philips Electronics N.A. Corp Master Ret Trust; The Rockefeller Foundation; State Of Connecticut Ret Plans And TRT Fun; Capital International Emerging Markets Fund; Emerging Markets Trust; Teacher Retirement System Of Texas - by Antonio de Almeida e Silva.

I hereby certify that this is faithful copy of the original minutes that were drawn-up in the proper book.

Evandro Luis Pippi Kruel Chairman of the Meeting OAB/RS 18.780	Simone Wilches Braga Secretary of the Meeting OAB/RJ 97.249

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.